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                            February 24, 2023

       Scott A. Anderson
       Chief Accounting Officer
       KAR Auction Services, Inc.
       11299 N. Illinois Street
       Carmel, Indiana 46032

                                                        Re: KAR Auction
Services, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 10-Q for
Fiscal Period Ended September 30, 2022
                                                            Filed November 2,
2022
                                                            File No. 001-34568

       Dear Scott A. Anderson:

              We have reviewed your January 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 27, 2022 letter.

       Form 10-Q for Fiscal Period Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       25

   1. Refer to your response to comment 8. For the nine months ended September 2022, please show us in detail how
the amounts of the gain on discontinued operations of $521.8 million and net cash
used in operating activities by discontinued operations of $435.6 million were computed.
In regard to the net cash used, please explain the reason for the amounts of the material
underlying components (e.g., changes in accounts receivable and accounts payable cited
in the response), how they are associated with the discontinued
                                                        operations and the
reason they are either a provision or usage of cash.
 Scott A. Anderson
KAR Auction Services, Inc.
February 24, 2023
Page 2
Liquidity and Capital Resources
Summary of Cash Flows, page 43

2. Refer to your response to comment 9. In the example of your intended revised disclosure you refer to noncash items. However, these do not appear to actually affect cash. Please discuss in your analysis the items that actually impact operating cash.
         Additionally, provide discussion regarding material underlying factors cited when it is not apparent why and the extent they impact operating cash, for example, wholesale vehicle values and timing cited in your intended revised disclosure.
3. The discussion in the first paragraph on page 10 of your response to comment 9 appears to be useful information in understanding changes in operating cash flows of continuing operations and supporting your contention that cash provided by operating activities is sufficient to meet your operating needs for the foreseeable future. Please consider including this in your disclosure.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott A. Anderson                           Sincerely,
Comapany NameKAR Auction Services, Inc.
                                                              Division of
Corporation Finance
February 24, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName